                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                          STATEMENT ON SCHEDULE 14D-1

             Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               _________________

                           STATEMENT ON SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                      (Amendment No. 3 - B. Wayne Hughes)
                   (Amendment No. 2 - Public Storage, Inc.)
                               _________________

                      PUBLIC STORAGE PROPERTIES IV, LTD.
                           (Name of Subject Company)
                               _________________

                                B. Wayne Hughes
                             Public Storage, Inc.
                                   (Bidder)
                               _________________

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                      NONE
                     (CUSIP Number of Class of Securities)
                               _________________

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                         701 Western Avenue, 2nd Floor
                        Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                               _________________

                        CALCULATION OF REGISTRATION FEE
================================================================================
       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
            $2,682,000                                       $537

* This Tender Offer Statement on Schedule 14D-1 is being filed in connection with an Offer made by B. Wayne Hughes to acquire up to 6,000 of the outstanding units of limited partnership interest (the "Units") of Public Storage Properties IV, Ltd., a California limited partnership (the "Partnership"). The total value of the transaction was estimated solely for purposes of calculating the filing fee.

  [__] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  Not Applicable
               Form or Registration No.:
               Filing Party:
               Date Filed:

1)   Name of Reporting Person:  B. Wayne Hughes

   S.S. or I.R.S. Identification No. of Above Person:

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  [__]
  [__] (a)
_________________________________________________________________________

  [__]
  [__] (b)
_________________________________________________________________________

3)   SEC Use Only
   ______________________________________________________________________

4)   Sources of Funds (See Instructions):   PF, BK

5) [__] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)   Citizenship or Place of Organization:  United States of America

7) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,312 units of limited partnership interest (see footnote (a) below).

8) [__] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

9)   Percent of Class Represented by Amount in Row 7:  15.8%

10)  Type of Reporting Person (See Instructions):  IN

---------------
(a) Includes (i) 420 units of limited partnership interest ("Units") as to which
    B. Wayne Hughes has sole voting and dispositive power and (ii) 5,892 Units as to which B. Wayne Hughes has sole dispositive power and no voting power; Public Storage, Inc. has an option to acquire these Units and an irrevocable proxy to vote these Units.

1)   Name of Reporting Person:  Public Storage, Inc.

   S.S. or I.R.S. Identification No. of Above Person: 95-3551121

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  [__]
  [__] (a)
_________________________________________________________________________

  [__]
  [__] (b)
_________________________________________________________________________

3)   SEC Use Only
   ______________________________________________________________________

4)   Sources of Funds (See Instructions):   N/A

5) [__] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)   Citizenship or Place of Organization:  California

7) Aggregate Amount Beneficially Owned by Each Reporting Person: 18,857 units of limited partnership interest (see footnote (a) below).

8) [__] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

9)   Percent of Class Represented by Amount in Row 7:  47.1%

10)  Type of Reporting Person (See Instructions):  CO

---------------
(a) Includes (i) 12,965 Units as to which Public Storage, Inc. has sole voting and dispositive power and (ii) 5,892 Units which Public Storage, Inc. has an option to acquire from B. Wayne Hughes and as to which Public Storage, Inc. has sole voting power (pursuant to an irrevocable proxy) and no dispositive power.

    This Statement on Schedule 14D-1 also constitutes (i) Amendment No. 3 to Statement on Schedule 13D dated April 6, 1995, as previously amended by Amendment No. 1 dated July 1, 1995 and Amendment No. 2 dated November 16, 1995, filed by B. Wayne Hughes, and (ii) Amendment No. 2 to Statement on Schedule 13D dated November 16, 1995, as previously amended by Amendment No. 1 dated April 1, 1996, filed by Public Storage, Inc.

Item 1. Security and Subject Companies.
        ------------------------------

        (a) The name of the subject company is Public Storage Properties IV, Ltd., a California limited partnership (the "Partnership"), and the address of its principal executive office is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

        (b) The class of securities to which this Statement relates is the units of limited partnership interest (the "Units") of the Partnership. There are 40,000 outstanding Units. The information set forth under "Introduction" and "The Offer" in the Offer to Purchase dated March 21, 1997 (the "Offer") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

        (c) The information set forth under "Market Prices of Units" in the Offer is incorporated herein by reference.

Item 2. Identity and Background.
        -----------------------

        (a)-(d); (g) This Statement is filed by B. Wayne Hughes ("Hughes") and Public Storage, Inc. (the "Company"), a California corporation. The business address of each is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The information set forth under "Background and Purpose of the Offer" in the Offer and Schedule 5 thereto is incorporated herein by reference.

        (e)-(f) During the last five years, neither Hughes nor the Company nor, to Hughes' or the Company's best knowledge, any of the persons identified in response to 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contracts, Transactions or Negotiations with the Subject Company.
        ---------------------------------------------------------------------

        (a)-(b) The information set forth in "Background and Purpose of the Offer -- Relationships" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        (a)-(b) The information set forth in "The Offer -- Source of Funds" in the Offer is incorporated herein by reference.

        (c)  Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
        ----------------------------------------------------------------

        (a)-(g) The information set forth in "Background and Purpose of the Offer," "Special Considerations" and "Effects of Offer on Non-Tendering Unitholders" in the Offer is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.
        ---------------------------------------------

        (a) Hughes beneficially owns 6,312 Units of the Partnership which represents approximately 15.8% of the outstanding Units, including (i) 420 Units as to which Hughes has sole voting and dispositive power and (ii) 5,892 Units as to which Hughes has sole dispositive power and no voting power; the Company has an option to acquire these Units and an irrevocable proxy to vote these Units. The Company beneficially owns 18,857 Units of the Partnership which represents approximately 47.1% of the outstanding Units, including (i) 12,965 Units as to which the Company has sole voting and dispositive power and (ii) 5,892 Units which the Company has an option to acquire from Hughes and as to which the Company has sole voting power (pursuant to an irrevocable proxy) and no dispositive power. In the aggregate, Hughes and the Company beneficially own 19,277 Units of the Partnership which represents approximately 48.2% of the outstanding Units. To the knowledge of Hughes and the Company, none of the Company's executive officers or directors owns any other Units, except that David Goldberg, an executive officer of the Company, owns 10 Units and Dann V. Angeloff, a director of the Company, owns nine Units.

        (b) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Subject Company's Securities.
        --------------------------------

        The information set forth in "Background and Purpose of the Offer -- The Company" in the Offer is incorporated herein by reference. There are no other contracts, arrangements, understandings or relationships between Hughes or the Company and any person with respect to any Units of the Partnership, except as described in items 6 and 8 hereof.

Item 8. Persons Retained, Employed or to be Compensated.
        -----------------------------------------------

        The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.
        ---------------------------------------

        Not applicable.

Item 10.  Additional Information.
          ----------------------

        (a)-(e)  Not applicable.

        (f) The Offer and the Letter of Transmittal, Exhibits (a)(1) and (e)(1) hereto, are incorporated herein by reference in their entirety.

Item 11.  Material to be filed as Exhibits.
          --------------------------------

        See Exhibit Index contained herein.

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  March 20, 1997            /s/ B. Wayne Hughes
                                  -----------------------------------
                                  B. Wayne Hughes

                                  PUBLIC STORAGE, INC.



                                  By:  /s/ HARVEY LENKIN
                                      ---------------------------------
                                      Harvey Lenkin
                                      President

                                 Exhibit Index
                                 -------------



Exhibit No.
-----------

  (a) (1)  Offer to Purchase dated March 21, 1997.

      (2)  Letter of Transmittal.

      (3)  Form of letters to Unitholders.

  (b) (1) Letter agreement by and between Hughes and Wells Fargo Bank, National Association dated as of November 1, 1995 (the "Credit Agreement") and Revolving Line of Credit Note.

      (2)  Amendment to Credit Agreement dated as of January 13, 1997.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.